August 1, 2007
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Concho Resources Inc. — Registration Statement on Form S-1 (File No. 333-142315)
Ladies and Gentlemen:
     Reference is made to the comment received by Concho Resources Inc., a Delaware corporation (the “Company”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2007 with respect to Amendment No. 2 to the Form S-1 filed with the Commission on July 5, 2007, File No. 333-142315 (the “Registration Statement”).
     The Company hereby confirms that, in all future filings with the Commission that disclose the information required by Item 402 of Regulation S-K, it will disclose and describe all components of the targets established by the Company (such as net asset value per share growth) upon which compensation awards are based to the extent required in accordance with Item 402 of Regulation S-K (subject to Instruction 4 to Item 402(b) of Regulation S-K).
     The Company hereby further confirms that, in all future filings with the Commission that disclose the information required by Item 402 of Regulation S-K, it will clearly explain the reasons for setting the bonus awards to its named executive officers at a given level in accordance with Item 402 of Regulation S-K.
     Should the Staff have any questions or comments, please contact the undersigned at 432-683-7443 or T. Mark Kelly of Vinson & Elkins L.L.P. at 713-758-4592.

Very truly yours, CONCHO RESOURCES INC.
By:	/s/ David W. Copeland
	Name:	David W. Copeland
	Title:	Vice President, General Counsel and Secretary